UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Notice of Annual General Meeting of Shareholders and Proxy Statement, dated May 14, 2019

Item 1

ISRAEL CHEMICALS LTD.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Israel Chemicals Ltd. (the “Company”) will be held on June 27, 2019, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, for the following purposes:

(1)	Re-election of Messrs. Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach and Lior Reitblatt as directors, effective as of the date of this meeting;

(2)	Reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor;

(3)	Review of our audited financial statements for the year ended December 31, 2018;

(4)	Approval of a New Compensation Policy for Office Holders; and

(5)	Approval of an equity compensation grant to our Chief Executive Officer, Mr. Raviv Zoller for 2019-2021.

Shareholders of record at the close of business on May 28, 2019 (the “Record Date”) are entitled to participate in, and to vote at, the Meeting and any adjournments or postponements thereof. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly, no later than the Cut-Off Date (as defined below) in the pre-addressed envelope provided. No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority ("ISA")) to the offices of the Company not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

If your shares are held in a stock brokerage account or by a bank or other holder of record (other than through a member of the TASE), you are considered the beneficial owner of shares held in “street name.” The street name holder of record will provide you with instructions that you must follow in order to have your shares voted.

By Order of the Board of Directors,

Aya Landman, Adv.

ICL Corporate Secretary

Dated: May 14, 2019

ISRAEL CHEMICALS LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Israel Chemicals Ltd. (the “Company” or "ICL") in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of the Annual General Meeting of Shareholders. The Meeting will be held on June 27, 2019, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	Re-election of Messrs. Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach and Lior Reitblatt as directors, effective as of the date of this meeting;

(2)	Reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor;

(3)	Review of our audited financial statements for the year ended December 31, 2018;

(4)	Approval of a New Compensation Policy for Office Holders; and

(5)	Approval of an equity compensation grant to our Chief Executive Officer, Mr. Raviv Zoller for 2019-2021.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in this Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than May 21, 2019.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board. To be valid, a proxy must be properly executed and received by the Company no less than four hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“MAGNA” and “ISA”, respectively) to the offices of the Company no less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on May 28, 2019 (the “Record Date”) will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about May 21, 2019 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On May 6, 2019, 1,304,890,778 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting, a quorum is not present, the Meeting shall be adjourned to July 8, 2019, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who collectively hold at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall constitute a quorum and be permitted to discuss and decide on the issues for which the Meeting was convened.

Joint holders of Ordinary Shares should take note that, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

PRINCIPAL ORDINARY SHAREHOLDERS

        The following table presents as of May 6, 2019 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percentage
Israel Corporation Ltd.(2)	587,178,761	45.86%

(1)	The percentages shown are based on 1,280,301,147 Ordinary Shares issued and outstanding as of May 6, 2019 (after excluding shares held by us or our subsidiaries).

(2)	Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.“), a public company listed on the TASE. Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp. for purposes of the Israeli Securities Law (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millennium, as detailed below). A discretionary trust in which Mr. Idan Ofer is the beneficiary, indirectly holds 80% of the economic interest in Millennium, which holds approx. 46.94% of the issued and outstanding shares of Israel Corp. The foregoing discretionary trust, also indirectly holds an additional approx. 0.74% of the issued and outstanding shares of Israel Corp. A second discretionary trust in which Mr. Ofer is the beneficiary, controls 50% of the ordinary share capital of XT Holdings Ltd., which indirectly holds 20% of the economic interest in Millennium. Mr. Ofer also owns directly approx. 3.85% of the issued and outstanding shares of Israel Corp. Each of the foregoing persons disclaims beneficial ownership of any securities of ICL held by Israel Corp., except to the extent of its pecuniary interest therein, if any, excludes 6,479,768 Ordinary Shares currently subject to certain forward sales agreements. Israel Corp. does not currently have voting rights or dispositive power with respect to the Ordinary Shares subject to the forward sales agreements, which shares have been made available for the forward counterparties. Under such agreements, Israel Corp. will not regain voting rights and dispositive power with respect to all or a portion of such Ordinary Shares ("physical settlement") unless it informs the forward counter parties otherwise at the relevant settlement dates specified in such agreements. As of the date hereof, settlement under such forward sales agreements has begun and is expected to continue to be executed, subject to their terms, in components, on a number of settlement dates over a period of approx. 0.45 years. Even though Israel Corp. has less than 50% of our Ordinary Shares, it still has a major impact on the Meeting and will de facto have the power to appoint directors and have a strong influence upon the composition of our Board of Directors.

PROPOSAL

EXECUTIVE COMPENSATION

For information regarding compensation paid to our five highest compensated officers in 2018, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our 2018 Annual Report on Form 20-F (the “2018 20-F”) which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 27, 2019.

Item 1 – Re-election of Directors

At the Meeting, seven of our directors, Messrs. Yoav Doppelt,1 Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach and Lior Reitblatt, are to be re-elected, each to hold office until the close of the next Annual General Meeting of Shareholders, unless any office is earlier vacated. The nominees, if re-elected at the Meeting, together with our external directors, Dr. Nadav Kaplan and Ms. Ruth Ralbag, will constitute the entire Board of Directors.2 In addition to our external directors, Mr. Lior Reitblatt, is classified as an independent director under the Israeli Companies Law, 5759-1999 (the "Israeli Companies Law"). Messrs. Aminoach and Reitblatt (as well as our external directors, as set forth above) are independent under the rules applicable to U.S. companies listed on the NYSE. Each of the nominees hereunder has confirmed that he or she complies with all qualifications of a director under the Israeli Companies Law and thus is qualified to serve on our Board of Directors.

Our directors are normally elected by our shareholders at our annual meeting. Our Board of Directors is also authorized to appoint directors in order to fill vacancies or for any other reason. A majority of the members of our Board of Directors must be both citizens and residents of Israel. The approval of at least a majority of the voting rights represented at a shareholders' meeting and voting on the matter is generally required to remove any of our directors from office (other than external directors). If the office of a director falls vacant and no other director is elected and/or appointed in his or her place, the remaining directors may act in any matter as long as there are no less than seven remaining directors. If there are less than seven directors serving on the Board, they shall convene a general meeting of the shareholders of the Company as soon as possible to elect directors, and until the convening of such meeting, the remaining directors may take essential actions only. We are not aware of any reason why any of the nominees, if re-elected, would be unable to serve as directors.

If re-elected, each director who is not an office holder of Israel Corp., will be entitled to receive compensation as detailed in Item 6. 'Directors, Senior Management and Employees' – B. 'Compensation' in our 2018 20-F. The directors who are office holders of Israel Corp. (the "IC Directors") do not receive compensation from the Company for their services as Company directors. Instead, their fees are included in the annual management fees we pay to Israel Corp. pursuant to our agreement with them (the "Management Fees"). With respect to Mr. Yoav Doppelt, whom is expected to enter into office as Israel Corp's new CEO during the second quarter of 2019, and concurrently replace Mr. Johanan Locker as our new Executive Chairman of the Board - his compensation as our new Executive Chairman of the Board is proposed to be as set forth in the Company's Proxy Statement for the Extraordinary General Meeting of Shareholders that will take place on May 29, 2018 (as published on April 18, 2019, Reference No: 2019-02-035718), and subject to its approval.

Furthermore, if re-elected, each director will continue to be entitled to insurance, indemnification and exemption arrangements.

A brief biography of each nominee is set forth below:

Yoav Doppelt. Mr. Doppelt currently serves, among other things, as Chairman of the Board of OPC Energy Ltd. (TASE:OPCE), and a member of the Board of Directors of Zim Integrated Shipping Services Ltd., and is expected to hold office therein until assumes his position as ICL's new Chairman of the Board. He previously served as CEO of Kenon Holdings Ltd. (NYSE:KEN) and as an Executive

[1]	Mr. Yoav Doppelt is proposed to be elected as a board member in the Company's Extraordinary General Meeting on May 29, 2019, to hold office until the close of our next Annual General Meeting of shareholders, and therefore (and subject to his election) is being brought for re-election pursuant to Israeli law, herein.

[2]	Currently Mr. Johanan Locker serves as our Chairman of the Board, and is expected to be replaced by Mr. Yoav Doppelt during the second quarter of 2019.

Chairman of ICpower Ltd. as well as the Founder and CEO of the Ofer Group private equity fund. Mr. Doppelt was recently appointed as the CEO of Israel Corporation Ltd., and is expected to enter into office during the second quarter of 2019. Mr. Doppelt holds a BA in economics and management from the Faculty of Industrial Management at the Technion and an MBA degree from Haifa University

Aviad Kaufman. Mr. Kaufman is the chief executive officer of Quantum Pacific (UK) LLP, chairman of the board of Israel Corporation Ltd., a board member of Kenon Holdings Ltd., and other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Previously, he served as chief financial officer of Quantum Pacific (UK) LLP (2008-2017). He served as director of international taxation and held various senior corporate finance roles at Amdocs Ltd. (2002-2007). Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a BA in Accounting and Economics from the Hebrew University of Jerusalem (with honors), and an MBA majoring in Finance from Tel Aviv University.

Avisar Paz. Mr. Paz is the Chief Executive Officer of Israel Corporation, and has informed that he will be retiring from this position during the second quarter of 2019. Mr. Paz was previously Israel Corporation's Chief Financial Officer. Mr. Paz serves as a director in various companies that are held by Israel Corporation, including in Oil Refineries Ltd. Mr. Paz holds a BA in economics and accounting from Tel Aviv University and is a Certified Public Accountant in Israel. Mr. Paz is expected to be appointed as the Chairman of the Board of OPC Energy Ltd. (TASE:OPCE).

Sagi Kabla. Mr. Kabla is the Chief Financial Officer of Israel Corporation since December 2015. He serves as a director in Bazan Group and previously served as Senior Executive of Business Development, Strategy and IR in Israel Corporation. Prior to joining Israel Corp. he held various management roles in KPMG Corporate Finance. Mr. Kabla holds a B.A. in Economics and Accounting from Bar-Ilan University and was qualified as CPA (Isr.), and an MBA (Finance) from COMAS.

Ovadia Eli. Mr. Eli is Chairman of the Board of Oil Refineries Ltd., and has informed that he will be retiring from this position during the second quarter of 2019. He served as Chairman of the Board of the Israel Airports Authority, Israel Military Industry (I.M.I), Shmanim Besisyim Haifa Ltd. and ICpower Ltd. He was a member of the Boards of Directors of Salt Industries Israel Ltd., Shaarei Ribit Ltd., Zim Integrated Shipping Services Ltd. and OPC Rotem Ltd. Mr. Eli holds a BA in educational counseling and bible studies from the Haifa University and is a graduate of the Lifshitz Teachers College in Jerusalem.

Reem Aminoach. Mr. Aminoach is a Certified Public Accountant, and holds a BA in accounting and economics, Tel-Aviv University (academic honors, Dean's honor list) and an MBA in business administration, Tel-Aviv University. Until recently, Mr. Aminoach served as the founding partner of the accounting firm Shtainmetz Aminoach & Co. In his military service, Mr. Aminoach, Brigadier general, served as a member of the General Staff Forum of the IDF, Head of Budgets at the Ministry of Defense, financial advisor to the IDF Chief of Staff and Head of the IDF Budget Division. Mr. Aminoach served as a director at Ofer Investments Ltd. and as director and Chairman of the Audit Committee at Zim Ltd., of the Israel Corporation group. Mr. Aminoach also served as a member of the Board of Governors of Hadassah Medical Center.

Lior Reitblatt. Mr. Reitblatt is a Certified Public Accountant, and holds a BA in accounting and economics from Tel Aviv University and an MBA from the University of California, Berkeley. Until recently, Mr. Reitblatt served as CEO and Chairman of the Board of Super-Pharm (Israel) Ltd. Mr. Reitblatt has also previously served, among other things, as Chairman of the Board of Life Style Ltd. and as a member of the board of Office Depot Israel Ltd.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the re-election of each of the directors set forth above.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Yoav Doppelt be re-elected to the Board of Directors of the Company, effective immediately

RESOLVED, that Aviad Kaufman be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Avisar Paz be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Sagi Kabla be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Ovadia Eli be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Reem Aminoach be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Lior Reitblatt be re-elected to the Board of Directors of the Company, effective immediately."

Item 2 – Reappointment of Somekh Chaikin, a Member of KPMG International, as our Independent Auditor

At the Meeting, pursuant to the approval and recommendation of our Audit and Accounting Committee, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a member of KPMG International, independent certified public accountants in Israel, as our independent auditor until the end of our next Annual General Meeting of Shareholders.

In accordance with our Articles of Association, our Board of Directors has the authority to determine the fees paid to our independent auditor. As contemplated by the Sarbanes-Oxley Act of 2002, our Board of Directors has delegated this authority to our Audit and Accounting Committee.

For additional information about the fees of Somekh Chaikin for 2018, please see Item 16C. 'Principal Accountant Fees and Services' in our 2018 20-F.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Somekh Chaikin be reappointed as the independent auditors of the Company until the Company's next Annual General Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 3 – Review of the 2018 Financial Statements

Our audited financial statements for the year ended December 31, 2018, are included in the 2018 20-F. The SEC maintains a website that contains reports, proxy and information statements and other information that we file electronically with the SEC at http://www.sec.gov. These SEC reports are also available on our website at www.icl-group.com under “Investors—Reports—Financial Reports”. These reports are not a part of this Proxy Statement. At the Meeting, we will hold a discussion with respect to the financial statements.

Item 4 – Approval of a New Compensation Policy for Office Holders

Pursuant to the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), ICL has adopted a compensation policy for Office Holders, as such term is defined in the Israeli Companies Law, which creates a coherent system of rules and principles for compensation and incentives for these executives. Our current compensation policy was approved by the general meeting of our shareholders on August 29, 2016 (the “Current Compensation Policy”). According to the Israeli Companies Law, the compensation policy must generally be re-approved once every three years by the Board of Directors, following recommendation by the HR & Compensation Committee, and by a special majority of the Company’s shareholders.

Accordingly, and in light of the experience gained during the implementation of the Current Compensation Policy, and with the aim to better support ICL's current business goals by, among other things, increasing focus on performance according to budget, certain changes are proposed to be included in the proposed New Compensation Policy, as defined below and as hereinafter set forth.

Following the discussions and recommendation of the HR & Compensation Committee from March 20 and 27, 2019, April 8, 2019 and May 2, 2019, on April 15, 2019, the Board of Directors discussed and on May 6, 2019, approved and recommended that the shareholders approve, the new compensation policy, substantially in the form attached to this proxy statement as “Appendix A” (the “New Compensation Policy”). The New Compensation Policy shall be in effect as of its date of approval hereunder.

The New Compensation Policy includes the formulas for the annual bonuses ("Short Term Incentive" or "STI") of the Executive Chairman of the Board and the CEO, and therefore the approval of the New Compensation Policy also constitutes approval of the STI plans and of the payment of STI to ICL's Executive Chairman of the Board, Mr. Doppelt and ICL's President & CEO, Mr. Zoller in accordance with the New Compensation Policy.

Similar to our Current Compensation Policy, the New Compensation Policy is intended to enable ICL to attract and retain, on a global basis, highly experienced executives capable of managing vast, complex and global operations, and to motivate them to drive our long-term goals by structuring a compensation package that maintains the balance between fixed and variable components. ICL seeks to establish a base salary and total compensation that is competitive with the base salary and total compensation paid to Executive Officers in similar industries and positions, in both global and/or local companies, as relevant and if applicable for each position.

The material changes introduced in the New Compensation Policy in comparison to the Current Compensation Policy, are substantially as follows:3

Item	Current Compensation Policy	New Compensation Policy
Ratio between Fixed and Variable Components	Executive Chairman and the CEO: Fixed Component Range – 15% - 60%. Variable Component Range – 40% - 85%.

CEO – no change.

Executive Chairman:

Fixed Component Range –

0% - 40%.

Variable Component Range –

60% - 100%.

This change relates to a situation whereby the Executive Chairman does not receive a fixed component and reaches his maximum caps of entitlement in the variable components in a given year.

Ratio to average of other employees' Overall Compensation	CEO – approximately 15.5 times Other Executive Officers* – approximately 5.5 times	CEO – approximately 16.4 times Other Executive Officers* – approximately 5.3 times
Ratio to median of other employees' Overall Compensation	CEO – approximately 27 times Other Executive Officers* – approximately 7.5 times	CEO – approximately 20.5 times Other Executive Officers* – approximately 6.3 times
Maximum annual base salary amounts	No caps included	Executive Chairman – $700,000 CEO – $850,000 Other Executive Officers – $500,000
Gross up of compensation	Restriction regarding gross up for certain compensation items	Restriction removed to allow gross up when applicable and as customary in the market
30% cap on additional benefits	Cap of 30% of base salary for certain additional benefits	Cap removed, additional benefits will be as customary in the Company
Annual Cash Bonus or Short-Term Incentive ("STI") for CEO

The CEO’s “Bonus Pool” is determined by multiplying his target STI by the “Financial Factor”.

The Financial Factor is the sum of the adjusted net and operating income of current year to the applicable average performance for the preceding three years, each with a 50% weight.

The outcome may be increased or decreased based on: (a) 50% measurable KPIs (set by the HR & Compensation Committee and the Board of Directors at the beginning of the year), and (b)

80% of his target STI is measured against Measurable Financial Goals that will be included in ICL's Annual Budget and other Measurable Non-Financial Goals. The Measurable Financial Goals will constitute at least 60% from the STI target, and together with the Non-Financial Goals will be determined by the HR & Compensation Committee and the Board of Directors at the beginning of the year, and chosen out of a closed list set forth in the Compensation Policy according to the performance levels set forth in the New Compensation Policy and/or set by the HR & Compensation Committee and the Board, as

[3]	All definitions are as included in the New Compensation Policy unless otherwise expressly indicated.

*	Except for the Executive Chairman of the Board.

Item	Current Compensation Policy	New Compensation Policy
50% qualitative evaluation. If the Financial Factor is negative or zero (0), there is no payout for the CEO under the Annual Bonus Plan.

applicable.

20% of his target STI is discretionary.

The Measurable Financial Goals must include Adjusted Operating and/or Net Income. If either the Adjusted Operating or Net Income's actual performance will not meet a threshold of 60% of budget, there will be no payout for the 80% of STI.[4]

STI for Executive Chairman of the Board ("CoB")	Same bonus mechanism as for the CEO but without adjustments based on KPIs and Manager Score.	50% of his target STI is measured against the adjusted net income and 50% against the adjusted operating income, actual vs. budget. The same threshold metrics set forth above with respect to the CEO will apply also to the CoB's formula.
STI for other Executive officers	In the New Compensation Policy a clarification was added, according to which the HR & Compensation Committee and Board of Directors may determine, in any given year, that the STI payout, in whole or in part, for Executive Officers, other than the CEO and Executive Chairman, will be granted according to a qualitative evaluation or while applying discretion of the said organs, subject to the maximum payout caps set forth in the Policy.
STI Targets	CEO - 120% of the annual base salary. Executive Chairman – 120% of annual base salary.	CEO – no change. Executive Chairman – we added with respect to a CoB that does not receive an annual base salary or management fee, that the maximun target STI will be $630,000.
STI Caps	CEO - the lower of 180% of the CEO target bonus or $2,500,000 Executive Chairman – the lower of 150% of the Chairman’s Target Bonus or $1,000,000.	CEO - the lower of 130% of the CEO target bonus or $1,500,000. Executive Chairman – no change.
Adjustments	The Adjusted Net and Operating Income are equal to the adjusted reported figures. There is a general statement that allows further adjustments by the Committee and Board	The Policy includes a closed list of adjustments to be applied on the measurable financial goals. Adjustments under $2 million will not be applied.
Dilution from equity-based compensation ("Long Term Incentive" or "LTI")	Three year maximal average burn rate of 1%, total maximal potential dilution of 15% & shares deriving from outstanding LTI plans will be 5% from outstanding share capital over a 10-year period.	Total potential dilution from outstanding and proposed LTI plans will not exceed 10%.
LTI caps per vesting annum	Executive Chairman – $1,000,000 CEO - $2,000,000	Executive Chairman – $1,200,000 for a an Executive CoB that does not receive

[4]	It is clarified, that subject to the approval of the New Compensation Policy hereunder, the bonus mechanism set forth in the New Comepnsation Policy will be applied with respect to 2019 in its entirety.

Item	Current Compensation Policy	New Compensation Policy

base salary, otherwise $1,000,000.

CEO - $1,500,000 (excluding LTI Awards granted prior to the publication of the New Compensation Policy).

Caps for other Executive Officers remain unchanged from Current Copensation Policy.

Additional Severances	Option to provide additional severances	Going forward, the option to provide additional severances will no longer exist
STI entitlement during the Advanced Notice Period	The CEO's annual bonus with respect to the notice period will be calculated according to the Bonus Formula while only applying ICL's Financial Measures (without amending for personal KPI's or manager score).	During the Notice Period the CEO's STI formula provided above will not be applied and the STI payout will be calculated with 50% of his target STI measured against the adjusted Net Income and 50% against the adjusted Operating Income vs. budget.
Termination Benefits	Cap of 24 months (excluding with respect to additional severances under existing agreements).

Cap reduced to 12 months (excluding with respect to additional severances under existing agreements).

CoB that does not receive a monthly base salary or management fee, may continue to be entitled to his terms of tenure for an additional period of 12 month

It is clarified, that the maximum compensation items' amounts set forth in the table above and in the New Compensation Policy with respect to the Chairman of the Board, will not result in any increase to the compensation terms of ICL's newly appointed Executive Chairman, Mr. Yoav Doppelt, as set forth in the Proxy Statement for the Company's Extraordinary General Meeting of Shareholders, expected to be convened on May 29, 2019 (as published by the Company on April 18, 2019, Reference No: 2019-02-035718).

The overview of the New Compensation Policy detailed in the table above is not exhaustive, and is superseded in its entirety by the form of the New Compensation Policy, a copy of which is attached as Appendix A hereto.

Description of Actual Implementation of the Current Compensation Policy on the CEO and CoB in 2018:5

Compensation Component	Position	Caps under Current Compensation Policy	Actual Compensation
Annual Base Salary	President & CEO	No Cap	$420,000[6]
	Executive Chairman	No Cap	$534,000
STI (Annual Cash Bonus)	President & CEO	Lower of 180% of the CEO's target bonus or $2,500,000	$523,000[7]

[5]	For additional information regarding Mr. Zoller and Mr. Locker's actual pay in 2018, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our 2018 20F.

[6]	This amount represents the actual base salary paid to Mr. Zoller in 2018 since he entered into office in May 14, 2018. Mr. Zoller's annual base salary per his employment agreement is NIS 2,400,000 (Approximately $667,000).

[7]	This amount represents the outcome of the impelementation of the CEO's bunos formula set forth in the Current Compensation Policy with respect to the period in 2018 that Mr. Zoller actually served as our President & CEO, i.e. since May 14, 2018. Mr. Zoller's target STI as set forth in his employment agreement and approved by the General Meeting of our shareholders on April 24, 2018, is NIS 2,500,000 (approximately $695,000).

Compensation Component	Position	Caps under Current Compensation Policy	Actual Compensation
	Executive Chairman	Lower of 150% of the COB's target bonus or $1,000,000	$492,000[8]
LTI (Equity Compensation)	President & CEO	$2,000,000 (per vesting annum)	$433,000
	Executive Chairman	$1,000,000 (per vesting annum)	$544,000[9]
Special Bonus	President & CEO	3 monthly salaries	N.A.
	Executive Chairman	3 monthly salaries	$134,000 (=3 monthly salaries)[10]

Areas of deviation from the Current and/or New Compensation Policy:

Compensation Policy	Compensation Item of incompliance with policy	Description of incompliance
Current Policy	Special Bonus to ICL's former acting CEO, Mr. Asher Grinbaum	Upon his retirement as acting CEO, the 2018 AGM that convened on August 20, 2018, approved a Special Bonus in an amount of NIS 1,800,000 (approximately $500,000), to Mr. Grinbaum. According to the Current Compensation Policy, the maximum special bonus payout to the CEO in any given year cannot exceed the difference between 3 base monthly salaries and the non-measurable components of the annual bonus payout. In addition, the maximum Special Bonus payout in any given year with respect to any Executive Officer cannot exceed 6 base monthly salaries. Therefore, the Special Bonus to Mr. Grinbaum was approved in a deviation from the Current Compensation Policy according to section 272(C) to the Israeli Companies Law.
Current Policy	Termination arrangement for the New Executive Chairman of the Board, Mr. Doppelt	According to the Current Compensation Policy, the Executive Chairman of the Board is entitled to up to 12 months of advance notice, during which employer-employee relations continue to apply and he is entitled to all of his compensation terms, including annual

[8]	This amount represents the outcome of the impelementation of the CoB's bonus formula set forth in the Current Compensation Policy in 2018. Mr. Locker's target STI as set forth in his employment agreement and approved by the General Meeting of our shareholders on August 29, 2016, is NIS 1,900,000 (approximately $528,000).

[9]	On August 20, 2018, the General Meeting of our Shareholders approved an additional grant of the Company's Options to Mr. Locker with a value of NIS 1,500,000 (approximately $416,000), in addition to his regular equity grant of NIS 1,800,000 per annum (comprised in half of Options and in half of Restricted Shares), as set forth in his agreement with the Company and approved by the General Meeting of our shareholders on August 29, 2016.

[10]	Subject to shareholders approval at the Extraordinary General Meeting of Shareholders that will take place on May 29, 2018 (see the Company's Proxy Statement that was published on April 18, 2019, Reference No: 2019-02-035718).

Compensation Policy	Compensation Item of incompliance with policy	Description of incompliance
bonus. The Current Compensation Policy, however, does not refer to a situation similar to that of Mr. Doppelt's, whereby no employer-employee relations exist between the Company and the Executive Chairman, and the Executive Chairman does not receive an annual base salary. The proposed termination arrangements for the 12 months following Mr. Doppelt's termination (as included in the Proxy Statement for the Company's Extraordinary General Meeting of Shareholders, expected to take place on May 29, 2019), are similar to the arrangement under the Current Policy, and include: (1) a grant in an amount equal to the STI, calculated in accordance with the CoB's STI Formula in the applicable Compensation Policy (including the Board's discretion to reduce it), that will be paid together with the payment of STI to other Executive Officers; (2) Mr. Doppelt's LTI awards, as granted from time to time, will continue to vest according to their vesting schedule and terms.
New Policy	Cap on termination benefits

The Current Compensation Policy provides that the aggregate amounts of the termination benefits paid to Executive Officers, shall not exceed an amount equal to 24 months base salary. The New Compensation Policy is proposed to be revised in this respect to provide for an aggregate termination benefits amount that will equal 12 months base salary, except for a few existing Executive Officers or employees that will be appointed as Executive Officers, that according to previous commitments of the company to them, are entitled to severance pay in amounts that together with their other termination benefits exceed the aforementioned maximum. Messrs. Raviv Zoller, Johanan Locker and Charles Weidhas' employment agreements include an entitlement to additional severance payment upon termination equal to their last monthly salary multiplied by the number of years in ICL.

Messrs. Locker and Zoller are each entitled to a 12 months Notice Period per their agreement, and Mr. Weidhas is entitled to a 6 months' Notice Period and a 6 months' Adjustment Period per his agreement. Therefore, together with the additional severance payment, their termination benefits are expected to exceed the total of 12 months.

Other than as set forth above, there are no further material arrangements in deviation from the New Compensation Policy.

It is clarified, that insofar as the General Meeting of our Shareholders objects to the approval of the New Compensation Policy, the Company's Board of Directors may approve the New

Compensation Policy even if the shareholders object to its approval, to the extent that the HR & Compensation Committee and thereafter the Company's Board of Directors decide that the approval of the New Compensation Policy, despite the objection of the general meeting of shareholders, is in the best interests of the Company.

For further details regarding our President & CEO's compensation, as well as the compensation paid to the five highest earning Executive Officers in 2018, please see "Item 6. Directors, Senior Management and Employees – B. 'Compensation" in our 2018 20-F. For details regarding the compensation terms of our new Executive Chairman, see the Company's Proxy Statement for the Extraordinary General Meeting of Shareholders expected to take place on May 29, 2019 (as published by the Company's on April 18, 2019, Reference No: 2019-02-035718).

Reasons for the Proposal

As stated above, following the recommendation of the HR & Compensation Committee from its meeting at May 2, 2019, on May 6, 2019, the Board of Directors approved and recommended that shareholders approve, the New Compensation Policy, substantially in the form attached to this Proxy Statement as Appendix A.

The HR & Compensation Committee and the Board of Directors reviewed and considered the New Compensation Policy taking into account the latest strategic long-term goals of ICL and the risk management policy of the Board of Directors, in an attempt to create proper incentives for the executive officers of the Company, taking into account, among other things, the desire of the Company to match the principles of the compensation for executive officers with the compensation of the other senior executives of the Company in Israel and in its global centers of operations.

After thorough discussions of the proposed changes to the Compensation Policy, the HR & Compensation Committee and the Board of Directors concluded that the New Compensation Policy is appropriate and suitable for the needs of the Company, and that it reflects better expression of the desired compensation structure for executive officers and directors, and of the right balance between creating proper incentives for executive officers and the risk management policy of the Company. In addition, the HR & Compensation Committee and the Board of Directors believe that the proposed changes to the Current Compensation Policy will help strengthen the alignment of interests and the connection between the compensation of executive officers and the return of the shareholders of the Company (among others, as a material portion of the compensation is based on performance), and are consistent with the aim of the Company to attract, recruit, retain and promote high quality and experienced office holders. In particular, the HR & Compensation Committee and the Board of Directors believe that the new STI mechanism for the President & CEO and the Executive Chairman will help strengthen the alignment between the Company's financial results and the Company's annual budget, and accordingly, the actual CEO's and Executive Chairman's STI payout.

Considering the foregoing, the HR & Compensation Committee recommended the approval of the New Compensation Policy and the Board of Directors approved the New Compensation Policy and has recommended that the shareholders approve as well.

Required Approval

Pursuant to the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (other than a personal interest that is not the result of the shareholder's relationship with a controlling shareholder) are voted in favor thereof (abstentions and brokers non-vote are disregarded) or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution and who voted against it does not exceed two percent of the outstanding voting power in the Company.

Israel Corp. is considered a "controlling shareholder" for this purpose, and all of our office holders are deemed to have a "personal interest" in this matter. According to the Israeli Companies Law, even if the shareholders do not approve the New Compensation Policy, the Human Resources & Compensation Committee and the Board of Directors may thereafter approve it, provided that they have determined, based on detailed reasoning and a re-evaluation of the New Compensation Policy, that the New Compensation Policy is in the best interests of the Company despite the opposition of the shareholders.

The Israeli Companies Law requires that each shareholder voting on this proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder includes (i) a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds 5% of the voting rights or has the right to appoint a director or the CEO including (ii) personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and (iii) excluding an interest arising solely from the ownership of our Ordinary Shares.

A shareholder shall notify the Company, prior to the Meeting, whether the shareholder constitutes a controlling shareholder in the Company or has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the New Compensation Policy, substantially in the form attached as Appendix A to this Proxy Statement, be, and it hereby is, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.”

Item 5 – Approval of a Long Term Incentive Award to our Chief Executive Officer, Mr. Raviv Zoller for 2019-2021

Per the Company's internal long-term incentive plan, as implemented in recent years, Executive Officers (including the CEO and Executive Chairman) and a group of certain other senior managers and Company employees are entitled to receive an annual equity grant at a fixed value per annum, of which half was attributed to non-marketable options exercisable into Ordinary Shares (the “Options”) and half was attributed to restriced Ordinary Shares (the “Restricted Shares”).

Accordingly, following the approval of the general meeting of our shareholders from April 24, 2018, on May 14, 2018 (upon entry into office), Mr. Zoller received an equity grant for 2018 in a total value of NIS 4 million (approximately $1.1 million), comprised in half of Options at a value of NIS 2 million (approximately $560 thousand) and in half of Restricted Shares at a value of NIS 2 million (approximately $560 thousand) (the "Annual Equity Grant for 2018").

The Company now wishes, concurrently with the launch of its New Compensation Plan, as described in Item 4 above, to amend also its internal long-term incentive plan for the next three years, inter alia, in such way that: (1) only ICL's top management forum (including the President & CEO and the Executive Chairman of the Board) will be entitled to long term incentive ("LTI") awards in the form of equity;11 (2) the LTI awards will be granted once every three years, with a grant value that will reflect a trinniel grant; (3) the entire LTI award will be granted in Options (instead of half Options and half Restricted Shares); (4) vesting of the Options will be amended to two equal tranches, with one-half of the Options vesting upon the lapse of 24 months from Grant Date and one-half upon the lapse of 36 months from the Grant Date (as opposed to three equal annual tranches, with one-third of the Options vesting upon the lapse of 12 months from the Grant Date, one-third upon the lapse of 24 months from the Grant Date, and one-third at the end of 36 months from the Grant Date).

It is therefore proposed, that Mr. Zoller will be entitled to a three-year LTI grant, for no consideration, in the form of Options, in a total value of NIS 14.4 million (approximately $4 million) (the "2019-2021 LTI Grant"), which consititute NIS 4.8 million (approximately $1.33 million) per vesting annum, as part of the LTI plan. The proposed increase of the President & CEO's value per vesting annum from NIS 4 million or approximately $1.1 million to NIS 4.8 million or approximately $1.33 million, was decided upon, among other things, in light of the following: (1) the HR & Compensation Committee and Board of Directors' decision to change of the equity mix of the LTI grant for the next three years from half Options and half Restricted Shares to solely Options; (2) the proposed changes to the vesting schedule, of two tranches, with the first vesting following 24 months from the Grant Date as opposed to three tranches, with the first vesting following 12 months from the Grant Date; and (3) the reduction of the President & CEO's maximum annual STI payout to the lower of 130% of the CEO's target STI for such year or $1,500,000 in the New Compensation Policy, instead of 180% of the CEO's target STI for such year or $2,500,000 in the Current Compensation Policy.

According to the Current Compensation Policy, the LTI awards granted to our President & CEO, will not exceed in value (based on accepted valuation methods), on the date of grant, $2,000,000 per one (1) vesting annum. According to the New Compensation Policy, the LTI awards granted to our President & CEO, will not exceed in value (based on accepted valuation methods), on the date of grant, $1,500,000 per one (1) vesting annum (excluding LTI Awards granted prior to the publication of the New Compensation Policy).

By approving the 2019-2021 LTI Grant, the General Meeting of the Shareholders is also asked to approve an amendment to Mr. Zoller's terms of service and employment, as approved by the General Meeting of our Shareholders on April 24, 2018, in such way that the Company will not be limited to issue to Mr. Zoller an annual equity grant of NIS 4 million (approximately $1.1 million) per annum, but instead, beginning in 2019, will be able to grant Mr. Zoller LTI awards with a value of NIS 4.8 million (approximately $1.33 million) per vesting annum or any other amount per annum, as approved by the authorized organs, including the Company's shareholders with the applicable majority required .

Based on the indicative closing price of the Ordinary Shares on the TASE during the 30 trading days preceding the date of the Board's approval of the 2019-2021 LTI Grant, or NIS 19.21 (approximately $5.33) per share, Mr. Zoller will be entitled to 3,380,282 Options. The actual amount of the Options, however, will be calculated on the basis of a Black-Scholes model, using the average closing price of the Ordinary Shares on the TASE during the 30 trading days preceding the approval of our shareholders at the General Meeting (in this item: the "Grant Date").

[11]	Other Company's managers and Company emloyees that were previously part of the Company's equity plans may be entitled to be part of another LTI plan, as may be determined by the authorized organs.

The Ordinary Shares that will be issuable upon exercise of the Options to be issued to Mr. Zoller, as of the date of this Proxy Statement, constitute approximately 0.23% of the issued and outstanding share capital of the Company and approximately 0.26% of the voting rights (approximately 0.26% of the issued and outstanding share capital of the Company and approximately 0.26% of the voting rights, on a fully diluted basis).

The indicative exercise price of the Options based on the average closing price per share of the Ordinary Shares on the TASE during the 30 trading days preceding the date of the Board's approval of the grant, is NIS 19.21 (approximately $5.33). The actual exercise price of the Options however, will be determined based on the average closing price of the Ordinary Shares on the TASE during the 30 trading days preceding the Grant Date. The exercise price of the Options will be linked to the Israeli Consumer Price Index and subject to adjustements for dividend payments commencing at the Grant date.

Further to discussions of the HR & Compensation Committee on March 27 and April 8, 2019, on April 15, 2019 our HR & Compensation Committee and Board of Directors approved the 2019-2021 LTI Grant to Mr. Zoller, which terms are in compliance with the terms and conditions set forth both in the Company's Current and in the New Compensation Policy.

The vesting of the 2019-2021 LTI Grant will be in two equal tranches, with one-half of the Options vesting upon the lapse of 24 months from Grant Date and one-half upon the lapse of 36 months from the Grant Date. In the event of a contradiction between the terms set forth in the Equity Plan and the terms set forth in this Proxy Statement, the terms set forth in this Proxy Statement shall prevail. According to the terms of the Equity Plan, the Options may be exercised, in whole or in part, as of the date of “maturity” of each tranche and until the lapse of 5 years after the Grant Date (as opposed to 7 years in previous Long Term Incentive plans to Executive Officers of the Company, including the President & CEO).

The Options will be issued pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, which among other things, conditions the applicable tax benefits upon the Options (or Ordinary Shares issued upon exercise thereof).

The 2019-2021 LTI Grant is governed by our 2014 Equity Plan, as amended on June 2016 (the "Equity Plan"). According to the Equity Plan, vesting of the Options would fully accelerate if the holder thereof is no longer employed by the Company and such termination of the employment relationship is within 365 days following a change of or in control of the Company (not including if such termination was due to dismissal under circumstances which, in the Company’s opinion, confers on the Company the right, under law, to dismiss the holder without any severance pay, including the carrying out of criminal offenses and breach of fiduciary duties (“Cause”)). The HR & Compensation Committee and Board of Directors exercised the authority granted to them in the Equity Plan to amend the terms thereof, and resolved in connection with the aforementioned trinniel LTI grants to the Company's senior management, that in the event that at the time of termination of employment (excluding termination for Cause), the age plus years’ of service with the Company of the applicable holder equals 75 or more ("Rule 75"), instead of a full acceleration of the Options as provided in the Equity Plan, a graded acceleration would be implemented in such way that if the termination occurs during the first year of the grant – 1/3 of the Options will vest, if occurs during the second year – 2/3 of the Option will vest and if during the third year it would fully accelerate.12 In any event the Options shall be exercisable into shares during the 12 months

[12]	It is noted, however, that considering the term of the grant and the life expectancy of the Options pursuant to the 2019-2021 LTI Grant, Rule 75 will not apply to Mr. Zoller. It is further noted, that although the above clarification regarding the implemetation of the graded acceleraion in the event Rule 75 applies was not included in the Proxy Statement we published on April 18, 2019, in connection with the proposed LTI grant to our new Executive Chairman of the Board, Mr. Yoav Doppelt, considering the term of the grant and the life expectancy of the Options pursuant to Mr. Doppelt proposed LTI Grant, Rule 75 will not apply to Mr. Doppelt.

beginning from the date of the end of the employment relations. Subject to the provisions of the Equity Plan, in the event of termination of employment for any reason not described above (i.e., not for reason of termination pursuant to change of control or when Rule 75 applies), the holder shall be entitled to exercise only the vested portion of its Options over a period of ninety (90) days from the day of his employment termination. Any unvested Options and Restricted Shares will be cancelled upon termination of employment. In addition, according to the Equity Plan, in case of termination of employment relations due to disability or death – the holder thereof (or inheritors or transferee thereof) will be entitled to exercise the matured Options which have not been exercised into Shares during a period of twelve (12) months following the termination of employment relations.

The Options will not be transferable and will be held by the trustee at least for a period of two years as aforementioned.

The Company will issue a smaller number of shares upon the exercise of the Options, in lieu of payment of the exercise price, pursuant to a customary “net exercise” formula. Furthermore, the terms of the Options will be subject to adjustment for capitalization events, rights offerings and cash dividends.

The Ordinary Shares underlying the Options to be granted to Mr. Zoller were registered pursuant to the Registration Statement on Form S-8 that was filed by the Company with the SEC on July 6, 2015.

It is further noted that the allocation hereunder is subject to the approval of the TASE for the registration for trade of the Ordinary Shares that will derive from the exercise of the Options.

Reasons for the Proposal

The HR & Compensation Committee and Board of Directors noted in their approval the importance of creating a long term incentive plan that will motivate Mr. Zoller to enhance long-term shareholder value by aligning his interests with those of our shareholders. The HR & Compensation Committee and Board of Directors noted in this respect that the grant to Mr. Zoller of LTI in the form of options only, provides him with a direct and personal financial incentive to improve the Company’s performance. In addition, the HR & Compensation Committee and the Board of Directors further noted, that the proposed increase of Mr. Zoller's LTI value per vesting annum, is appropriate and reasonable, among other things, in light of the change in the equity mix to Options alone, the proposed changes to the vesting schedule (as detailed above) and the proposed significant reduction in the President & CEO's maximum bonus amount in the New Compensation Policy, and as detailed above. In light of all of the above, the HR & Compensation Committee and Board of Directors stated that the proposed LTI grant of Mr. Zoller, as well as the amendment to his employment agreement, is in alignment with the Current and New Compensation Policy of the Company and is in the best interests of the Company and our shareholders.

Required Approval

Pursuant to the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor thereof (abstentions and brokers non-vote are disregarded) or (ii) the total number of shares of non-

controlling shareholders and of shareholders who do not have a personal interest in the resolution who voted against it does not exceed 2% of the outstanding voting power in the Company. According to the Israeli Companies Law, even if the shareholders do not approve this compensation matter, the Human Resources & Compensation Committee and the Board of Directors may thereafter approve it, provided that they have determined based on detailed reasoning and a re-evaluation of the matter, that the proposed compensation is in the best interests of the Company despite the opposition of the shareholders.

The Israeli Companies Law requires that each shareholder voting on this proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds at least 5% of the voting rights or has the right to appoint a director or the CEO including (ii) personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and (iii) excludes an interest arising solely from the ownership of our Ordinary Shares.

A shareholder shall notify the Company prior to the Meeting, whether the shareholder constitutes a controlling shareholder in the Company or has a personal Interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve the LTI grant to our President & CEO, Mr. Zoller, for 2019-2021, and accordingly to amend Mr. Zoller employment agreement to allow an LTI grant of NIS 4.8 million (approximately $1.33 million) per vesting annum, or any other amount, as may be decided by the authorized organs, beginning in 2019, all as described in Item 5 of the Proxy Statement”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the 2019 Annual General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights. are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: ICL Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than May 21, 2019.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary, no later than June 17, 2019. Any position statement received will be filed on a Current Report on Form 6-K to the SEC and the ISA.

UPDATES

If we determine that an update is required for an item on the agenda, we will publish such update by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

By Order of the Board of Directors,

Aya Landman

ICL Corporate Secretary

Dated: May 14, 2019

Appendix A

June 2019

Israel Chemicals Ltd.

Compensation Policy for Office Holders

1.	General

1.1.	This document is designed to detail the compensation policy of Israel Chemical Ltd. ("ICL" or the "Company") for its Office Holders, as such term is defined in the Companies Law, 1999 ("Companies Law").

1.2.	This policy does not grant any legal rights to ICL's Office Holders. ICL's Office Holders shall be entitled only to the compensation granted to each of them specifically by the HR & Compensation Committee, the Board of Directors ("Board"), and where required, subject to the approval of the shareholders of the Company. For purposes of this policy, the term "Authorized Organ" shall refer to the relevant corporate organ or organs stated above, the approval of which is required under the Companies Law for the relevant compensation.

1.3.	In the event that an Office Holder shall receive compensation which is less favorable than the compensation described under this policy for an Office Holder in the same position at ICL, this shall not constitute an exception to this policy.

1.4.	For purposes of this policy, “Executive Officers” shall refer to Office holders (as such term is defined in the Companies Law, 5759-1999) that have an active executive role with the Company, including a (full or part time) executive chairman of the Board ("Executive Chairman"), and shall not refer to non-executive members of the Board, unless otherwise expressly indicated.

1.5.	This policy is written in the masculine form for convenience only and is intended for women and men alike.

1.6.	Upon the approval of this policy by the shareholders of the Company, the compensation policy that was in place until such date shall be replaced in its entirety by this amended and restated compensation policy.

1

2.	Compensation Objectives and Principles

2.1.	ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. ICL extracts raw materials from well-positioned mineral assets and utilizes technology and industrial know-how to add value for customers in key agricultural and industrial markets worldwide. ICL focuses on strengthening leadership positions across the company.

2.2.	This policy is intended to enable ICL to attract and retain, on a global basis, highly experienced executives capable of managing vast, complex and global operations, and to motivate them to drive the Company's long-term goals by structuring a compensation package that maintains the balance between fixed and variable components. As such, the compensation package for Executive Officers will generally have the following characteristics:

2.2.1.	compensation elements will be clear and transparent;

2.2.2.	components of the compensation package will be aligned with ICL's short-term and long-term goals;

2.2.3.	compensation will be structured in ways that aligns Executive Officers' interests with shareholders' interests;

2.2.4.	a significant portion of the compensation package will be "at risk" and based on corporate performance as well as individual performance;

2.2.5.	equity-based compensation will be subject to a vesting period of over at least three (3) years.

2.3.	In addition to the characteristics above, the compensation will be structured so as to ensure balanced and effective risk management by encouraging excellent performance without promoting excessive risk-taking deviating from the framework outlined by the Board. ICL believes that the following factors may help to discourage inappropriate risk-taking:

2.3.1.	a balanced mix of compensation components: fixed component, short-term variable component and long-term variable component;

2.3.2.	The compensation goals should reflect a mix of quantitative and qualitative performance measures;

2.3.3.	setting caps on the variable compensation components;

2.3.4.	determining claw-back provisions with respect to variable compensation.

3.	Compensation Components

2

The overall compensation of ICL's Executive Officers shall be composed of various components, fixed and variable. ICL’s Executive Officers’ Total Compensation is composed of the following elements:

•	Base Salary

•	Social and other benefits

•	Annual Cash Bonus (Short term Incentive or STI)

•	Equity-based compensation (Long-Term Incentive or LTI)

•	Retirement and Termination arrangements

It should be noted that this policy refers, among others, also to the terms of service and/or employment of an Executive Chairman that is employed by the Company or that provides services thereto.

ICL seeks to establish a base salary and total compensation that is competitive with the base salary and total compensation paid to Executive Officers in similar industries and positions, in both global and/or local companies, as relevant and if applicable for each position.

4.	Ratio between Fixed and Variable Components

The ranges for the desirable ratios between the fixed and the variable components of the Executive Officers compensation are detailed below. The ratios represent the ratio of the fixed or variable component out of the overall compensation:

Office Holders	Fixed Component (Base Salary)	Variable Components (Bonuses & LTI)
CEO[1]	15% - 60%	40% - 85%
Executive Chairman[1]	0% – 40%	60% - 100%
Executive Officers (other than Executive Chairman, CEO)	20% - 60%	40% - 80%
Board Members	50% - 100%	0% - 50%

[1]	The minimal ratio of 15% or 0% fixed component out of the overall compensation, and respectively, the maximum ratio of 85% or 100% variable component out of the overall compensation, represents a situation whereby the Executive Chairman or the CEO, as the case may be, reach their maximum caps of entitlement to the variable components (Bonuses & LTI) in a given year or whereby the Executive Chairman does not receive a Fixed Component and reaches his maximum caps of entitlement to the Variable Components in a given year.

3

The ratios stated in the table above represent the potential pay mix; however, the actual ratios may vary based on performance in a given year. For example, in a year with no or limited variable component, the ratio between the fixed compensation and the overall compensation may be higher than stated above.

5.	Internal Company Comparison

Upon approval of compensation for an Executive Officer, the Authorized Organs will examine, inter alia: the ratio between the base salary of the Executive Officer and the average and median salary of the other employees of ICL (including contractors’ workers employed with ICL); and the ratio between the cost of the employment of the Executive Officer and the average and median cost of employment of the other employees (including contractors’ workers employed with ICL), and the influence of such ratios on the working relations in the Company, taking into consideration the Company's size, nature of operations, and the market in which it operates.

The table below shows the current ratio based on 2018 cost of labor data, between the overall cost of employment of ICL’s CEO and the average and median overall cost of employment for all other ICL employees (i.e. the employees of the public company only, including the contractor’s workers), and the current ratio between the average cost of employment of Executive Officers (other than the CEO) and the average and median overall cost of employment for all other ICL employees, assuming 12 months of employment, payment of the Target STI (as defined below) for 2018 and assuming the value of equity-based compensation for one vesting annum as valued at the date of grant according to the most updated equity based compensation plan:

Position	Ratio to average of other employees' Overall Compensation	Ratio to median of other employees' Overall Compensation
CEO	Approx. 16.4 times	Approx. 20.5 times
Executive Officers (other than CEO)	Approx. 5.3 times	Approx. 6.3 times

6.	Fixed Compensation

6.1.	Base Salary

The base salary may vary between the Executive Officers in ICL and shall be individually determined according to some or all of the following considerations:

•	Executive Officer's educational background, qualifications, skills, specializations, prior professional and business experience, past performance and achievements;

•	Executive Officer's position and scope of responsibility;

•	Executive Officer's previous compensation agreements;

4

•	Comparable compensation agreements within ICL;

•	Comparable positions in other local and/or global companies as relevant and if applicable to the position;

ICL seeks to establish a base salary and total compensation that is competitive with the base salaries and total compensation paid to Executive Officers in similar positions, in both global and local companies, as relevant for each position.

Annual Base Salary Review - The Authorized Organs may conduct an annual review of the base salary of the Executive Officers, while considering some or all of the following factors:

•	the position of the relevant Executive Officer;

•	scope of responsibility;

•	relevant Executive Officer's achievements;

•	professional and business experience of the Executive Officer;

•	previous salary agreements signed with the relevant Executive Officer;

•	salary levels for comparable positions within ICL;

•	size of the company and nature of its operations

•	ICL's macroeconomic environment; and

•	comparative relevant market analysis

The base salary includes cash benefits (such as convalescence pay, clothing and welfare package) and it may be linked to the applicable index.

6.2.	The maximum annual base salary for Executive Officers shall not exceed the following amounts:

6.2.1.Executive Chairman –

$700,000

6.2.2.CEO –

$850,000

6.2.3.Other Executive Officers –

$500,000

6.3.	Sign-on Bonus

In order to attract highly qualified executives, the Authorized Organs may grant an Executive Officer a sign-on bonus, as an incentive to join the Company. The sign-on bonus shall be granted if the HR & Compensation Committee and the Board will deem that in the specific circumstances there is a special need to grant the sign-on bonus in order to hire the specific Executive Officer. The amount of the sign-on bonus shall be determined while considering, among others, the market conditions, the specific circumstances involved in hiring of such Executive Officer, including circumstances of relocation and such other criteria as specified in Section 6.1 above with

5

respect to base salary. In addition, consideration may be given to the compensation the Executive Officer was likely denied (as a high probability) from his previous employer due to joining the Company. In the event the Executive Officer leaves the Company within twenty-four (24) months of joining the Company, the Executive Officer may be required to return such sign-on bonus to the Company.

6.4.	Social and Other Benefits

ICL's Executive Officers may be entitled to social and other benefits as mandated or afforded by law, or that are customary in the Company and that the Authorized Organs deems advisable to provide a competitive employment package. Such benefits may include, inter alia:

•	Annual vacation as customary;

•	Annual sick leave as customary;

•	Company contributions to pension funds and disability and life insurance policies;

•	Company contributions to educational funds or other savings vehicles;

•	Additional benefits may include, inter alia, the following benefits ("Additional Benefits"):

o	Providing a Company car or a car allowance;

o	Providing communication packages, including telephone, and computers with internet access;

o	Subscriptions to relevant literature;

o	Life insurance;

o	Health insurance;

o	Relocation and housing allowances;

o	Courses and trainings;

o	Professional association membership fees (lawyers bar, accountants bar, etc.);

o	Financial/Tax planning in case of relocation.

. In addition, ICL's Executive Officers are also entitled to reimbursement of expenses related to their duties, as is customary in the Company and when applicable tax gross-ups as customary in the market. If the Executive Officer provides services to the Company as an independent contractor or through a management company controlled by him, the payment to that Executive Officer or to the said company will reflect the components of the fixed compensation (plus applicable taxes, such as VAT) in accordance with the principles of this policy.

6

7.	Annual Cash Bonus

7.1.	ICL's Executive Officers may be entitled to an annual compensation in accordance with the short-term incentive plan (the "STI Plan" or "STI"). The STI Plan is aimed to create an alignment between the compensation of the Executive Officers and the Company's annual and long-term goals while focusing, among other things, on individual goals that will be defined for each of the Executive Officers. The STI Plan may include rules for eligibility in cases the Executive Officer serves for only part of the relevant year. STI Plans payouts to Executive Officers, excluding the CEO and the Executive Chairman, may be calculated by using measurable financial metrics and/or measurable non-financial metrics, as pre-determined or pre-approved by the HR & Compensation Committee and the Board, and\or a qualitative evaluation. It is clarified that, the HR & Compensation Committee and Board of Directors may determine in any given year, that the STI payout for Executive Officers, other than the CEO and Executive Chairman, in whole or in part, will be granted according to a qualitative evaluation of non-measurable items of the said organs, subject to the maximum payouts set forth in Section 7.4 below.

7.2.	Annual STI for the CEO

The Target STI for the CEO represents the conceptual payout amount for 100% performance level (i.e. achieving 100% of all targets) in a given year. The Target STI for the CEO shall not exceed 120% of the CEO' annual base salary.

80% of the CEO's STI target will be measured against performance level of annual measurable financial and measurable non-financial goals set forth by the HR & compensation committee and the board of directors at the beginning of each fiscal year, as detailed below.

20% of the CEO's STI target will be measured based on a qualitative evaluation by the HR & compensation committee and the board of directors after receiving a recommendation of the Executive CoB.

7.2.1.	Measurable Financial and measurable non-financial goals

The HR & compensation committee and the board of directors will define the goals and the weight of each goal at the beginning of each year after receiving a recommendation of the CoB. Out of the 80% STI target, at least 60% of STI target will be measured against financial goals that will be included in the annual budget. The financial goals shall be selected out of the following list: meeting working capital objectives, meeting cash flow objectives, meeting CAPEX objectives, improving capital structure, economic profit objectives, meeting sales' increase objectives, meeting budget objectives of sales, operating income, gross income, EBITDA and net income. Such measurable financial goals shall be determined by the HR & Compensation committee and the board of directors in the beginning of the year, according to ICL's annual budget for the respective year, and shall be measured against the budget for purposes of determining the actual performance. The financial goals must include operating income and/or net income. The Financial actual performance figures shall be adjusted according to paragraph 7.6 below.

7

The other 30% (or less) of STI target will be measured against other measurable non-financial goals.

The non-financial goals shall be selected out of the following list: achieving strategic objectives selected from ICL's strategic plan, completing strategic projects' milestones, achieving efficiency improvements' objectives, meeting safety and environmental objectives, meeting compliance programs' objectives, meeting human resources strategic objectives and meeting merger and acquisition objectives and related integration objectives.

The HR & Compensation committee and the board of directors shall define at the beginning of each year the performance level, as detailed in the table below, for each measurable non-financial goal.

The achievement level of each goal will be measured independently of other goals. Below are two tables which illustrate the way measurable financial goals and measurable non-financial goals are measured and then translated to payout factors.

Table A- Measurable Financial goals:

Performance level	Payout factor
Below 60% of budget (threshold)	0
Between 60% - 90% of budget	0.6
Between 90% - 120% of budget	0.9 – 1.2 (linear and continuous)
Above 120%	1.5

Table B- Measurable Non-Financial goals:

Performance level	Payout factor
Threshold	0
Partial	0.6
Good	0.8
Excellent	1.0

The performance level of each goal is determined by comparing the actual relevant year performance to the goal set forth in the beginning of the year. The performance level is then converted to payout factor according to the above tables. Then payout factor is applied by the relative weight of the relevant goal from the STI target. All products are then being added to form the payout for measurable financial and measurable non-financial performance.

8

7.2.2.	Qualitative evaluation of the CEO overall performance

20% of the STI target will be measured based on a qualitative evaluation by HR & compensation committee and the board of directors of the CEO's performance during the relevant fiscal year. The maximum payout for this component cannot exceed the higher of 3 base monthly salaries or 25% of total actual STI payout.

7.2.3.	If either ICL operating income and/or net income actual performance (as adjusted according to paragraph 7.6 below) will not meet the threshold performance level (60% of budget), there will be no payout under this plan for the 80% of STI that is measured against measurable financial and measurable non-financial goals.

7.2.4.	The maximum STI payout for the CEO cannot exceed for any given year, the lower of 130% of the CEO's target STI for such year or $1,500,000.

7.2.5.	In case the CEO’s employment terminates prior to the end of the fiscal year, the HR & Compensation Committee and the board of directors may approve prorated STI payout for the CEO after the end year results are published. The prorated calculation will reduce the CEO’s Target STI relatively to his employment period during the fiscal year.

7.3.	Annual STI for ICL Executive Chairman of the Board ("CoB")

The Target STI for the CoB represents the conceptual payout amount for 100% performance level (i.e. achieving 100% of all targets) in a given year. The target STI for the CoB shall not exceed 120% of the CoB annual base salary. To the extent an Executive Chairman of the Board does not receive an annual base salary or management fee, the target STI for the CoB shall not exceed $630,000.

50% of the CoB's STI target will be measured against the performance level of ICL net income (as adjusted according to paragraph 7.6 below) and 50% of the CoB's STI target will be measured against the performance level of ICL operating income (as adjusted according to paragraph 7.6 below). These goals will be taken from ICL budget for the relevant fiscal year.

The achievement level of each goal will be measured independently of the other goal. The performance level of each goal is determined by comparing the actual relevant year performance to the goal set forth in the ICL budget. The performance level is then converted to payout factor according to Table A. Then payout factor is applied by the relative weight of the relevant goal from the STI target. The two products are then being added to form the payout for the CoB under this plan.

7.3.1.	If ICL Operating income and/or Net income (as adjusted according to paragraph 7.6 below) will not meet the threshold performance level (60% of budget), there will be no payout for the CoB under this plan.

7.3.2.	The maximum STI payout for the CoB shall not exceed, for any given fiscal year the lower of 150% of the CoB target STI or $1,000,000.

9

7.4.	The maximum STI payout for Executive Officers, other than the CEO and Executive Chairman, shall not exceed, for any given fiscal year, the lower of 225% of the Executive Officer target STI for such year or $1,000,000.

7.5.	Discretion of the Board to Reduce Bonus - The Board shall have the discretion to reduce the amount of the STI Payout of an Executive Officer in any given year, based on circumstances determined by the Board.

7.6.	The Measurable Financial Goals for purposes of calculating the CEO and the Executive CoB's STI, for any given year, will be calculated according to the figures from ICL's annual reports and will be adjusted by applying the following adjustments[2]:

•	Mergers, acquisitions, restructuring or divestments ("M&A") of entities, businesses or assets, including adjustment of the capital gain or loss; accounting impact of such M&A and any related costs.

•	Changes in the company's applicable GAAP or new/revised accounting standards, that were not considered for purposes of determining the annual budget.

•	Income or expense from legal claims or tax impacts, that are not related to the current year, including tax assessments, that were not considered for purposes of determining the annual budget.

•	Environmental undertakings, that were not considered for purposes of determining the annual budget.

•	Income or loss resulting from updates to provisions (that are included in the last annual financial statements) due to changes in the underlying assumptions relating to: regulations, interest or exchange rates, that were not considered for purposes of determining the annual budget.

•	Income or loss resulting from impairment of assets, that were not considered for purposes of determining the annual budget.

7.7.	Compensation Recovery ("Claw-Back")

Each Executive Officer will be required to refund any part of the annual bonus paid to him in excess based on financial results that are proven to be inaccurate and which are restated in the consolidated financial statements of the Company during the 3 years following the approval of the annual bonus by the Authorized Organs. The Authorized Organs shall decide upon the timing, form and terms of the aforementioned repayment. It is hereby clarified, that restatement resulting from changes to the applicable law, regulations of accounting principles will not be regarded as a restatement that will trigger this "Claw-Back" provision.

[2]	Any Adjustment (counted separately) under $2 million will not be applied.

10

7.8.	Special Bonus

The Company may grant, subject to approvals required by law, a special bonus for those of the Executive Officers that have shown a unique contribution and/or considerable efforts and/or special achievements, that were accomplished as part of a unique or extraordinary business activity, or other special circumstances, and that the Executive Officer was dominant in their achievement (the "Special Bonus"). The Special Bonus will be determined by quantitative and/or qualitative parameters (which shall be disclosed in retrospect in accordance with the provisions of the law), and the personal contribution of the Executive Officer.

The maximum Special Bonus payout with respect to the CEO in any given year cannot exceed the difference between 3 base monthly salaries and the components of the Annual STI payout under the Annual Plan that are not determined in accordance with measurable parameters. The maximum Special Bonus with respect to the Executive Chairman in any given year cannot exceed 3 base monthly salaries.

The maximum Special Bonus payout with respect to any other Executive Officer in any given year cannot exceed 6 base monthly salaries.

The Special Bonus is a separate bonus from the STI under the STI Plan mentioned above.

8.	Equity-Based Compensation

From time to time, ICL may offer its Executive Officers an equity-based compensation in the framework of an equity-based compensation plan (the "Long Term Incentive Plan" or "LTI"), aiming to retain the Executive Officers in their offices for long-term periods, while creating compensation that connects, for a long-term period, between the Executive Officers’ interest and the interest of the shareholders of the Company. The scope of LTI compensation granted to an Executive Officer shall be determined in accordance with each Executive Officer's position, responsibilities, achievements and skills. Such long-term plans shall be subject to the following criteria:

8.1.	Long term incentives may be granted in the form of, stock options, restricted shares, restricted share units (RSU), Performance-based restricted shares, Performance-based restricted share units or other equity-based compensation vehicles ("LTI Awards"). Vesting and/or release from restriction of restricted shares and restricted share units may be subject to the Company's and/or the Executive Officer's performance.

8.2.	Each LTI Award shall be subject to a minimum vesting period over at least three (3) years, and subject to the continuing service of the Executive Officer. Unless otherwise approved by the relevant authorized organs, vesting of outstanding long-term LTI Awards may be pro-rated for time and/or performance for departing Executive Officers. The terms of LTI Awards may include provisions for acceleration of vesting in certain events and corporate transactions, such as in the event of a merger, a consolidation, and an acquisition of the Company or of its assets or certain

11

retirement provisions (as these terms will be defined in the applicable LTI compensation plan). Acceleration of LTI Awards will be allowed only in certain circumstances determined by the applicable authorized organs.

8.3.	The exercise price of any stock options will be determined either based on the average 30 trading days of ICL’s share price during the period prior to the date of Board approval of the grant or the average 30 trading days of ICL’s share price during the period prior to the grant date. The exercise price may be linked to the Israeli consumer price index. The exercise price may include an adjustment to dividend, to the extent distributed by the Company, and an adjustment to additional events in the Company's share capital, such as: distribution of bonus shares, rights issuance, consolidation or split of share capital, etc.

8.4.	The exercise period of the options shall be of no more than ten (10) full years from the date of grant.

8.5.	The total potential dilution from outstanding and proposed LTI plans will not exceed 10 percent. The restrictions described in paragraph 8.5 will not be applicable in case of grant of LTI Awards-based compensation to management and employees of a target company, in the event of a merger or acquisition of the target company.

8.6.	LTI Awards granted to an Executive Officer, will not exceed in value (based on accepted valuation methods), on the date of grant, per one (1) vesting annum, the following amounts:

o	Executive Chairman of the Board – $1,200,000[3]

o	CEO – $1,500,000[4]

o	Other Executive Officers – $1,000,000

In addition, the Authorized Organs may consider determining a cap for the benefit deriving from the exercise of LTI Awards for any specific grant.

Except in cases of transactions that the Company is party to, that include, among others, distribution of shares in kind, stock split, consolidation of stock, payment of dividend, merger, reorganization, split or share exchange, the conditions of the equity-based grant will not be changed in a way of reduction of the exercise price of the options granted or cancellation of options in exchange for cash or in exchange for options with an exercise price that is lower than the exercise price of the options that were already approved.

8.7.	The HR & Compensation committee and the Board may resolve in the future to introduce shareholding guidelines to Executive Officers, according to which, Executive Officers will be

[3]	$1,200,000 is maximum value for an Executive CoB that does not receive base salary. The maximum value for an Executive CoB that does receive base salary is $1,000,000

[4]	This maximum amount does not include LTI Awards granted prior to the publication of this Compensation Policy.

12

required to hold a minimum number or value of shares, not inclusive of unvested holdings in unvested LTI Awards.

9.	Retirement arrangements

9.1	All of the Executive Officers may be entitled to release of funds accumulated in their favor and in their name in designated compensation funds for pension benefits and severance pay. To certain Executive Officers, additional funds may be paid, if and when there is a difference between the funds that were actually accumulated in the designated funds and the amount that equals their last base monthly salary upon termination multiplied by the number of years of seniority accumulated in the Company.

9.2	Advance Notice

ICL's Executive Officers shall be entitled to an advance notice upon termination as specified in the table below ("Advance Notice Period"), and as shall be determined in the applicable employment agreement (or any amendment thereof).

Executive Officer	Advance Notice Period
Executive Chairman, CEO	Up to 12 months
Other Executive Officers	Up to 6 months

During the Advance Notice Period, the Executive Officer may be required to continue to be employed by the Company. During the Advance Notice Period, employer-employee relations will continue to apply and thus the Executive Officer may be entitled to all of his or her compensation terms, including STI payouts. With respect to the CEO - for any period in which the CEO is not actually providing services to the Company throughout the notice period, the CEO's STI payout for such period will be calculated with 50% of the CEO's STI target measured against the performance level of ICL net income (as adjusted according to paragraph 7.6 above) and 50% of the CEO's STI target measured against the performance level of ICL operating income (as adjusted according to paragraph 7.6 above). These goals will be taken from ICL budget for the relevant fiscal year. It is clarified, that with respect to the CEO, during such period the STI formula provided in Section 7.2 above will not be applied, nor will the discretionary qualitative evaluation part of the formula.

9.3	Adjustment Period and non-compete obligations

In addition, ICL's Executive Officers may be entitled to an adjustment period of up to 6 months (the "Adjustment Period"), during which the Executive Officer may be entitled to the base salary and Social Benefits. The Executive Officer may be obliged to obligate to non-compete provisions during the Adjustment Period. The Adjustment Period may apply only to such Executive Officer that his employment was not terminated as a result of "cause" or other circumstances that

13

according to the Authorized Organ entitles evocation of severance payments. The Adjustment Period will be determined while taking into account the following considerations: the period of service or employment of the Executive Officer, the employment terms during the Executive Officer's service or employment period, ICL's corporate performance during such period, Executive Officer's contribution to the achievement of ICL's objectives and performance, and the particular circumstances of termination of employment or service. Eligibility for the aforementioned Adjustment Period will not be given as a matter of routine, and it will be included in the terms of employment of the Executive Officer, according to the terms of this section, only if the Authorized Organs will be of an opinion that in the specific circumstances exists a special need for the inclusion of this condition, in order to recruit or retain the specific Executive Officer.

9.4	Termination Grant

In addition to the above, the Authorized Organs may determine that an Executive Officer may be granted a termination payment (the "Termination Grant"), provided the Executive Officer was employed by, or provided services to, the Company for at least one (1) year. The Termination Grant shall be determined while considering: the period of service or employment of the Executive Officer, the employment terms during the Executive Officer's service or employment period, ICL's corporate performance during such period, Executive Officer's contribution to the achievement of ICL's objectives and performance, and the particular circumstances of termination of employment or service.

Eligibility for the aforementioned Termination Grant will not be given as a matter of routine, and it will be included in the terms of employment of the Executive Officer, according to the terms of this section, only if the Authorized Organs will be of an opinion that in the specific circumstances exists a special need for the inclusion of this condition, in order to recruit or retain the specific Executive Officer.

9.5	Termination Grant upon Change of Control

In addition, ICL Executive Officers may be entitled to a one-time payment of up to 1 annual base salary, upon involuntary termination of the Executive Officer's employment with the Company, or a material demotion in the Executive Officer's position in the Company and/or in his terms of employment, during a 24-month period following the occurrence of a change in control of the Company (as defined by the Authorized Organs or in a relevant employment agreement or plan). Such arrangement enables retention and certainty for Executive Officers to support potential transactions that may be beneficial to shareholders.

9.6	Acceleration of LTI Awards

The terms of LTI Awards may include provision for acceleration of vesting in certain circumstances of termination or cessation of service initiated by the Company or as a result of change of control.

14

9.7	The aggregate amounts paid to Executive Officers pursuant to Sections 9.2 to 9.4, shall not exceed an amount equal to 12 months base salary, except for a few existing Executive Officers or employees that will be appointed as Executive Officers, that according to previous commitments of the company to them, are entitled to severance pay in amounts that together with their other termination benefits exceed the aforementioned maximum. To the extent an Executive Chairman of the Board does not receive a monthly base salary or management fee, he may continue to be entitled to his terms of tenure for an additional period of 12 month following his end of tenure, including, for avoidance of any doubt, his annual STI payout and continued vesting of his existing LTI plans during such period.

10.	Compensation of Members of the Board

The compensation of the Company’s non-executive members of the Board ("Directors"), may be comprised of a per-meeting compensation and/or an annual compensation and/or board committee chair compensation and/or board committee member compensation and/or LTI (as discussed below), all subject to any applicable law. Non-executive directors are not eligible to participate in the company's pension plans.

In addition, ICL may reimburse or cover certain expenses of the Directors (including travel expenses) incurred in attending Board and committee meetings or performing other services for ICL in their capacity as directors.

Non-executive Directors may be eligible to participate in the Company’s LTI plans. The value of the LTI Awards granted to a non-executive Director on the date of grant, will not exceed (based on accepted valuation methods), per vesting annum, an amount of $250,000. The terms of LTI Awards for non-executive directors may include provision for acceleration of vesting in certain circumstances of termination or cessation of service.5 The Non-executive directors will not be entitled to any performance based LTIs nor LTI in the form of options.

Directors that take on executive roles (for example, an Executive Chairman of the Board) will be subject to the provisions of this policy that apply to Executive Officers (as defined above).

11.	Management Fee

Subject to approval by the Authorized Organs, ICL may pay its controlling shareholder (as such term is defined under the law) annual management fees, which will equal the compensation for services provided to the Company by Executive Officers, including members of the Board, that are employed by, or providing services to, said Controlling Shareholder.

12.	Exculpation, Indemnification and Insurance

[5]	In this regards it should be clarified, that termination of a Director's term and renewal for an additional term will not be regarded as termination of service.

15

ICL may exculpate its Executive Officers (including its Directors) from a breach of duty of care, and may indemnify its Executive Officers (including its Directors) for any liability and expense that may be imposed on them, to the extent permitted by applicable law. ICL may provide insurance coverage through directors and officers liability insurance to its Executive Officers (including its Directors). The maximum aggregate coverage for any such insurance policy will not exceed $350 Million, as may be increased from time to time by the approval of the Authorized Organs.

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: May 14, 2019